Exhibit 99.1

IAMGOLD Reports High-grade Drill Intersections from its 2017 Drilling Program on the Diakha Deposit, Siribaya Project in Mali

TORONTO, Jan. 31, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided results from its 2017 drilling program at the Diakha deposit on its wholly owned Siribaya project in Western Mali.  In 2017, the Company completed a combined diamond and Reverse Circulation ("RC") drilling program designed to infill and increase confidence in the current resource as well as target expansions of the Diakha deposit.  Assay results are reported herein for 105 drill holes totaling 19,520 metres.

Assay intersections relating to this release are provided in Tables 1 and 2, and include the following highlights:

Infill Drill Holes:

•	SRD17-198: 26.0 metres grading 6.79 g/t Au Including: 8.0 metres grading 20.52 g/t Au
•	SRD17-205: 18.0 metres grading 11.06 g/t Au Including: 6.0 metres grading 32.45 g/t Au
•	SRD17-215: 13.0 metres grading 2.81 g/t Au and 26.0 metres grading 2.62 g/t Au

Expansion Drill Holes:

•	SRD17-217: 16.0 metres grading 4.70 g/t Au Including: 4.0 metres grading 16.11 g/t Au
•	SRD17-226: 10.0 metres grading 5.16 g/t Au
•	SRC17-687: 16.0 metres grading 7.65 g/t Au Including: 4.0 metres grading 28.94 g/t Au
•	SRC17-704: 50.0 metres grading 2.01 g/t Au Including: 4.0 metres grading 9.70 g/t Au

(Figure 1, attached to this news release, shows a drill hole plan map)

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "we are very pleased with the results of our 2017 program which have not only better delineated high grade structures within the known resource, but have also confirmed extensions of the mineralization to both the north and south along strike beyond the current resource pit shell. These extensions have nearly doubled the strike length of the mineralized foot print and we continue to advance towards our objective of achieving a targeted resource threshold of 2 million ounces."

About the Siribaya Project

The Siribaya project is wholly owned by IAMGOLD and consists of 8 contiguous exploration permits covering a total area of 596.5 square kilometres, located in the Kedougou-Kenieba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

The project hosts current mineral resources comprising indicated resources totalling 2.1 million tonnes averaging 1.90 grams of gold per tonne for 129,000 ounces and inferred resources comprising 19.8 million tonnes averaging 1.71 grams of gold per tonne for 1.1 million ounces (see news release dated February 22, 2017).

Gold mineralization is hosted within highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks proximal to the Senegal-Mali Shear Zone. At Diakha, the largest deposit at Siribaya discovered to date, gold mineralization occurs within an albitized sandstone unit similar to that hosting IAMGOLD's Boto gold deposit in Senegal located approximately 10 kilometres to the north along strike.

Next Steps

In 2018, approximately 15,000 metres of drilling is planned to continue defining and expanding resources at the Diakha deposit as well as to explore other identified priority targets. All results will be used to refine the deposit model and will be incorporated into an updated resource estimate expected by year end.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The sampling of, and assay data from, drill core and RC chips are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Rock chips from the Reverse Circulation drilling are collected at the rig site, at one metre intervals, under the direct supervision of IAMGOLD geologists and field technicians. Samples are riffle split to obtain two 3 kilogram samples.  One sample is retained for reference purposes and the other is used to prepare two-metre composite samples for assay. The two-meter composite samples are prepared at the project site, by trained technicians supervised by IAMGOLD geologists. Drill core (HQ and NQ size) samples were selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core was retained at the site for reference purposes.  Drill core sample intervals are generally one metre in length.

The samples were assayed at the SGS Minerals Analytical Laboratory in Bamako, Mali, using a standard fire assay with a 50-gram charge and an Atomic Absorption finish (FAA505). All samples returning values greater than 10 g/t Au were re-assayed using a gravimetric finish (FAG505).

Qualified Persons

The information in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources have not demonstrated economic viability and there can be no assurance that they can be converted to mineral reserves.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous desirez obtenir la version francaise de ce communique, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Diakha Prospect - 2017 Diamond Drilling results (43 DDH)

Hole#	UTM WGS84 Zone29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation	Deg	Deg	(m)	(m)	(m)	(m)	(g/t)
SRD17-191	240716	1369091	169	115	-60	300	84	89	5	2.4
							191	202	11	1.64

SRD17-192	240782	1369168	169	115	-60	267			No significant value

SRD17-193	240703	1369205	165	115	-60	350	71	81	10	3.12
							202	217	15	0.53
						Including	215	217	2	1.46

SRD17-194	240784	1369226	171.5	115	-60	350	177	180	3	3.47

SRD17-195	240718	1369366	163	115	-59	340	64	88	24	2.15
						Including	80	83	3	9.22
							236	239	3	1.34
							279	297	18	0.84

SRD17-196	240827	1369315	171	115	-59	200	16	19	3	1.28
							27	37	10	0.77
							53	63	10	0.64
							165	180	15	0.77
						Including	165	169	4	2.01

SRD17-197	240816	1369430	169	115	-55	200	26	45	19	1.38
						Including	30	32	2	3.43
						Including	39	41	2	3.66
							167	182	15	2.17
						Including	175	177	2	7.52
						Including	180	182	2	5.28

SRD17-198	240666	1369775	156.3	115	-61	340	162	188	26	6.79
						Including	169	177	8	20.52
							196	200	4	1.58
							321	329	8	1.37

SRD17-199	240652	1369832	156	115	-60	22			No significant value

SRD17-200	240654	1369835	156	115	-60	340	5	10	5	1.16
							60	72	12	1.81
						Including	66	68	2	6.5

SRD17-201	240713	1369917	158	115	-60	300	36	44	8	1.83
							77	80	3	1.97

SRD17-202	240711	1370079	152	115	-63	340	51	54	3	1.23

SRD17-203	240697	1370261	148	115	-61	309	89	102	13	0.5
						Including	89	92	3	1.03
							185	191	6	1.19

SRD17-204	240799	1370043	164	115	-62	310	47	61	14	2.49
						Including	47	53	6	4.74
							68	73	5	1.52

SRD17-205	240655	1369616	158	115	-60	340	166	172	6	1.16
							306	324	18	11.06
						Including	306	312	6	32.45

SRD17-206	240731	1370406	161	115	-60	259.2			No significant value

SRD17-207	240770	1369880	175	110	-57	276	9	21	12	1.32
							34	42	8	4.21
						Including	38	42	4	8.11
							55	71	16	0.6
							198	211	13	0.95
						Including	201	205	4	1.96

SRD17-208	240641	1370448	154	115	-60	46			No significant value

SRD17-209	240893	1369995	160.5	115	-60	200	55	62	7	6.43
							160	170	10	1.13

SRD17-210	240656	1369717	160	115	-60	340	121	127	6	1.61
							308	331	23	5.99

SRD17-211	240612	1369692	158	115	-62	330	139	144	5	4.37

SRD17-212	240801	1369270	170	115	-63	250	121	132	11	0.51
							201	213	12	7.06

SRD17-213	240775	1369826	168	115	-70	220	58	71	13	1.8
							97	103	6	1.79
							210	220	10	0.8

SRD17-214	240807	1369761	160	115	-56	230	32	37	5	5.01
							149	159	10	3.48
						Including	149	152	3	8.5
							196	210	14	0.69

SRD17-215	240753	1369723	162	115	-60	302.5	45	65	20	0.6
							91	95	4	2.27
							117	120	3	1.12
							143	156	13	2.81
						Including	152	156	4	8.05
							237	263	26	2.62
						Including	237	242	5	9.67

SRD17-216	240815	1369650	172	115	-60	245	0	18	18	1
						Including	16	18	2	2.64
							31	39	8	2.75
							141	144	3	1.19
							179	182	3	4.15
							193	201	8	1.59

SRD17-217	240662	1369873	154	115	-60	280	119	135	16	4.7
						Including	126	130	4	16.11

SRD17-218	240768	1369673	157	115	-60	300	38	41	3	2.25
							81	86	5	9.86
							113	116	3	3.65
							226	233	7	1.69

SRD17-219	240713	1369425	167	115	-60	320	83	86	3	1.64
							101	108	7	4.18
							262	278	16	2.16
						Including	266	273	7	4.56

SRD17-220	240787	1369391	165	115	-55	240	122	132	10	0.55
							206	214	8	2.83
						Including	211	214	3	4.69

SRD17-221	240691	1369268	166	115	-60	360	94	98	4	1.17

SRD17-222	240712	1369148	159	115	-60	300	67	70	3	9.82
							250	253	3	6.02

SRD17-223	240670	1370050	151.2	115	-60	300	147	153	6	1.08

SRD17-224	240697	1370201	135	115	-60	17.5			No significant value

SRD17-224A	240694	1370204	149	115	-60	250	73	92	19	1.05
							116	129	13	0.68
						Including	126	129	6	1.07

SRD17-225	240669	1369008	166	115	-60	300			No significant value

SRD17-226	240604	1368920	161	115	-50	250	60	70	10	5.16
							122	140	18	0.97
						Including	122	124	2	4.32
						Including	219	221	2	1.88

SRD17-227	240780	1368521	162	115	-50	250	35	56	21	1.11
						Including	36	42	6	2.65

SRD17-228	240690	1368876	151	115	-50	250	182	189	7	1.54
						Including	182	184	2	3.72

SRD17-229	240690	1368563	161	115	-50	249	122	128	6	1.99

SRD17-230	240868	1368474	164	115	-50	250			No significant value

SRD17-231	240965	1368436	154	115	-50	250			No significant value

SRD17-232	240746	1369185	172	115	-60	250	171	175	4	6.8
							214	220	6	5.26
Notes:

•         Drillhole intercepts are calculated using a minimum downhole length of 3 metres, a cut-off grade of 0.5 g/t gold, and may include up to 5 metres of internal dilution.

•         For brevity, drillhole intercepts with a downhole length of less than 10 metres and grading less than 1.0 g/t gold are not reported.

•         Higher grade sub-intervals are highlighted for intervals that are equal to or exceed an 8.0 g/t gold cut-off grade using the parameters above.

•         The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.

Table 2: Drilling Results - Diakha Prospect - 2017 RC program (62 RCH)

Hole#	UTM WGS84 Zone29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)
SRC17-662	240640	1369952	157	115	-60	153	100	104	4	1.27

SRC17-663	241002	1370069	161	115	-58	84	36	42	6	1.34

SRC17-664	240942	1369868	160	115	-58	77	28	34	6	2.05
						Including	30	32	2	4.87

SRC17-665	240924	1369545	172	115	-55	102	12	40	28	1.81
						Including	32	40	4	5.08
							56	68	12	1.07
						Including	64	68	4	3.01

SRC17-666	241041	1369047	214	115	-58	90	22	26	4	1.21
							86	90	4	1.86

SRC17-667	241005	1368899	208	115	-58	84			No significant value

SRC17-668	241004	1369067	213	115	-58	140	86	92	6	1.17

SRC17-669	240710	1369974	155	115	-58	159	8	26	18	0.52

SRC17-670	240805	1369931	164	115	-57	102			No significant value

SRC17-671	240988	1370013	166	115	-58	78	28	36	8	1.1

SRC17-672	240505	1369948	152	115	-58	105			No significant value

SRC17-673	240742	1370343	155.4	115	-58	160	144	152	8	2.24

SRC17-674	240724.3	1368425	168	115	-58	147	138	142	4	2

SRC17-675	240650	1368792	144	115	-58	150			No significant value

SRC17-676	240823	1368395	169	115	-58	150	58	76	18	0.71
						Including	66	72	6	1.41

SRC17-677	240918	1368348	172	115	-58	45			No significant value

SRC17-678	241081	1368258	172	115	-58	148			No significant value

SRC17-679	241003	1368625	165	115	-58	113			No significant value

SRC17-680	240873	1369843	162	115	-60	160	22	26	4	1.01
							90	106	16	1.75

SRC17-681	240900	1369889	164	115	-58	138	90	94	4	3.28

SRC17-682	240900	1369889	164	115	-58	126			No significant value

SRC17-683	240956	1370082	158	115	-58	138			No significant value

SRC17-684	240749	1370458	156	115	-60	150			No significant value

SRC17-685	240815	1370429	154	115	-60	120			No significant value

SRC17-686	240502	1370513	160	115	-58	135	80	84	4	2.23

SRC17-687	240549	1370489	153	115	-58	108	54	70	16	7.65
						Including	56	60	4	28.94
							84	88	4	1.88

SRC17-688	240692	1370436	157	115	-58	150			No significant value

SRC17-689	240779	1370386	156	115	-58	150	96	114	18	0.84
						Including	108	114	6	1.66

SRC17-690	240786	1370551	159	115	-58	141			No significant value

SRC17-691	240825	1370525	137	115	-58	120			No significant value

SRC17-692	240737	1370568	151	115	-58	90			No significant value

SRC17-693	240784	1370325	150	115	-58	120			No significant value

SRC17-694	240762	1370284	157	115	-58	150			No significant value

SRC17-695	240699	1370367	152	115	-58	162	140	150	10	0.53

SRC17-696	240789	1370158	162	115	-58	102			No significant value

SRC17-697	240759	1370125	153	115	-58	150	2	12	10	0.63

SRC17-698	240672	1369995	152	115	-58	160	142	150	8	1.45

SRC17-699	240759	1369950	160	115	-58	160			No significant value

SRC17-700	240851	1369910	163	115	-58	159			No significant value

SRC17-701	240799	1370107	160	115	-58	102	52	56	4	1.06

SRC17-702	240459	1370093	145	115	-58	135	40	44	4	8.45
							68	86	18	0.59
							96	112	16	0.58

SRC17-703	240508	1370072	135	115	-58	Including	20	24	4	1.17

SRC17-704	240416	1370113	136	115	-58	150	68	74	6	1.24
							80	130	50	2.01
						Including	80	84	4	9.7

SRC17-705	240825	1370368	158	115	-58	102	46	50	4	1.4

SRC17-706	240489	1370405	164	115	-58	150	66	94	28	1.16

SRC17-707	240963	1369081	206	115	-58	140	116	126	10	0.63

SRC17-708	240955	1368926	204	115	-58	138	96	100	4	1.9

SRC17-709	240870	1368961	204	115	-58	150			No significant value

SRC17-710	240716	1370021	155	115	-58	160	12	24	12	0.81

SRC17-711	240765	1370004	157	115	-58	168	46	88	42	0.8
						Including	50	66	16	1.01
							102	118	16	1.1
						Including	112	118	6	1.92

SRC17-712	240708	1370141	153	115	-58	170	22	48	26	1.25
						Including	40	48	8	2.53

SRC17-713	240555	1370658	146	115	-58	126	18	22	4	1.39

SRC17-714	240812	1369985	154	115	-58	102	30	40	10	2.22
						Including	32	36	4	4.44

SRC17-715	241070	1369480	187	115	-58	138	34	38	4	1.41

SRC17-716	241024	1369486	180	115	-58	132	68	74	6	1.87
						Including	72	74	2	4.97

SRC17-717	240616	1368691	147	115	-58	150			No significant value

SRC17-718	240709	1368649	158	115	-58	150	86	94	8	2.8

SRC17-719	240804	1368609	188	115	-58	156			No significant value

SRC17-720	240899	1368565	150	115	-58	150			No significant value

SRC17-721	240974	1368530	162	115	-58	150			No significant value

SRC17-722	241100	1368582	166	115	-58	146			No significant value

SRC17-723	240644	1370615	155	115	-58	54			No significant value

Notes:

•         Drillhole intercepts are calculated using a minimum downhole length of 4 metres, a cut-off grade of 0.5 g/t gold, and may include up to 4 metres of internal dilution.

•         For brevity, drillhole intercepts with a downhole length of less than 10 metres and grading less than 1.0 g/t gold are not reported.

•         Higher grade sub-intervals are highlighted for intervals that are equal to or exceed an 8.0 g/t gold cut-off grade using the parameters above.

•         The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.

Figure 1: Diakha - Drill hole plan map

SOURCE IAMGOLD Corporation

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CNW 06:55e 31-JAN-18